Filed pursuant to Rule 424(b)(3) under the Securities Act of 1933
Registration No. 333-180290

944,777 Shares of Common Stock

and

231,944 Shares of Common Stock
Issuable Upon Exercise of Warrants

This prospectus relates to the resale of up to 1,176,721 of our shares of common stock, par value $0.001 per share, for sale by the selling stockholders set forth herein or their transferees. Up to 231,944 of such shares are issuable upon the exercise of certain warrants (the “Warrants”).

The selling stockholders or their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We are not selling any common stock under this prospectus. We will not receive any proceeds from the sale of the shares. To the extent the Warrants are exercised for cash, if at all, we will receive the exercise price for the Warrants. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of shares. We will bear all costs, expenses and fees in connection with the registration of the shares.

Our common stock is traded on the NASDAQ Capital Market under the symbol “MARK.” On March 27, 2012, the closing price of our common stock was $5.99.

Investing in our common stock involves significant risks. You should invest in our common stock only if you can afford to lose your entire investment. For a discussion of some of the risks involved, see “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 30, 2012

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

THE OFFERING	4

RISK FACTORS	4

FORWARD-LOOKING STATEMENTS	18

USE OF PROCEEDS	18

SELLING STOCKHOLDERS	19

PLAN OF DISTRIBUTION	21

DESCRIPTION OF COMMON STOCK	23

LEGAL MATTERS	24

EXPERTS	24

WHERE YOU CAN FIND MORE INFORMATION	24

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	24

INFORMATION NOT REQUIRED IN PROSPECTUS	27

SIGNATURES	31

PROSPECTUS SUMMARY

This summary is a brief discussion of material information contained in, or incorporated by reference into, this prospectus as further described below. This summary does not contain all of the information that you should consider before investing in our securities. We urge you to read carefully this entire prospectus, the documents incorporated by reference into this prospectus and all applicable prospectus supplements before making an investment decision.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing us at the following address: Remark Media, Inc., Six Concourse Parkway, Suite 1500, Atlanta, GA 30328, ATTN: General Counsel and our telephone number is (770) 821-6670.

About Remark Media, Inc.

Our mission is to provide digital experiences that deliver content and foster connections so engaging and dynamic as to inform, entertain and inspire the world. Our fundamentals for immersive digital experiences include: compelling content that fuels engagement, clean and intelligent organization and dynamic presentation that promotes content discovery, and intuitive discussion capabilities that generate content sharing and meaningful conversation.

Who We Are

Remark Media, Inc., formerly HSW International, Inc., (“Remark Media”, “we”, or the "Company") is a global digital media company focused on developing, owning and operating next-generation web publishing platforms that combine traditional web publishing and social media, with the goal of revolutionizing the way people search and exchange information over the Internet. The Company also offers a suite of content and platform services that provide its clients with opportunities to build consumer awareness, promote content engagement and foster brand-customer interactions.

The Company's current leading brands, BoWenWang (bowenwang.com.cn) and ComoTudoFunciona (hsw.com.br), provide readers in China and Brazil with thousands of articles about how the world around them works, serving as destinations for credible, easy-to-understand reference information. Remark Media is the exclusive digital publisher in China and Brazil for translated content from HowStuffWorks.com, a subsidiary of Discovery Communications, and in China for certain content from World Book, Inc., publisher of World Book Encyclopedia. The Company’s website services business creates innovative content and platform solutions for leading media and entertainment companies as well as Fortune 500 brands and boutique businesses. The solutions the Company offers center on helping clients generate incremental value by maximizing content utilization, enhancing online engagement and customer experience and by driving online and offline actions. Remark Media is also a founding partner and developer of the U.S.-based product Sharecare, a highly searchable social Q&A healthcare platform organizing and answering health and medical questions. The Company generates revenue primarily through service and licensing fees as well as online advertising sales on its owned and operated websites.

The Company was incorporated in Delaware in March 2006 and is headquartered in Atlanta with additional operations in New York, Beijing and Sao Paulo.

Corporate Name Change

On December 30, 2011, the Company’s stockholders approved a company name change to Remark Media, Inc. The name Remark Media reflects the Company's continued dedication to rich, high-quality content, its commitment to deep social media engagement, and its core belief that uniting remarkable content and remarkable people leads to value-added exchanges of information and enriched connections with others.

The Company amended and restated its Certificate of Incorporation with the Delaware Secretary of State on December 30, 2011 to reflect its name change. Effective January 3, 2012, the ticker symbol for the Company’s common stock traded on the NASDAQ Capital Market changed from “HSWI” to “MARK”, and the CUSIP for the Company’s common stock changed from “40431N104” to “75954W107”.

History

Remark Media was incorporated in Delaware in March 2006 as a wholly owned subsidiary of HowStuffWorks, Inc. in order to develop businesses using exclusive digital publishing rights to HowStuffWorks’ content in China and Brazil, and effect the merger with INTAC International, Inc. (the “INTAC Merger”). The Company completed the INTAC Merger in 2007 which assisted in the development of its digital content database exclusively licensed from HowStuffWorks by (i) accelerating its obtaining Internet licenses in China for launching its Internet platform, and (ii) obtaining INTAC’s knowledge of the Chinese markets, relationships, and core competencies to accelerate the growth of its Internet platforms in China. In 2007 and 2008, the Company launched Brazilian and Chinese editions, respectively, of HowStuffWorks.com, utilizing strategies based on those employed by HowStuffWorks, Inc., as tailored to the needs of each localized market. Remark Media still owns and operates these businesses.

In 2008, Remark Media decided to further leverage its web publishing infrastructure by expanding its operations into the U.S. market through the acquisition of DailyStrength, Inc. (“DailyStrength”). DailyStrength’s website offered content authored by medical professionals and the ability for users and members to launch health-related discussion groups using leading community tools to interact with others.

In 2009, the Company co-founded Sharecare, a U.S.-based venture between: Dr. Mehmet Oz, a leading cardiac surgeon, health expert and host of “The Dr. Oz Show”; HARPO Productions, producer of “The Oprah Winfrey Show”; Discovery Communications, the world’s largest non-fiction media company; Jeff Arnold, WebMD founder and former Discovery Communications’ Chief of Global Digital Strategy; Sony Pictures Television; and Remark Media. Sharecare was created to build a web-based platform that simplifies the search for health and wellness information by organizing a vast array of the questions of health and providing multiple answers from experts, organizations, publishers, and caregivers representing various points of view. As a part of the transactions, the Company received an equity stake in Sharecare, sold substantially all of the assets of its DailyStrength subsidiary to Sharecare, agreed to provide management and website development services to Sharecare, and received a license to use the Sharecare web platform for its own businesses. As of December 31, 2011, Remark Media owns approximately 15.8% of Sharecare and had representation on its Board of Directors. Accordingly, the Company considers Sharecare a related party.

Further information about Sharecare is available at http://sharecare.com. The Company does not incorporate any information on the Sharecare.com site into this prospectus. As Sharecare’s technology development partner, the Company began development of the platform for Sharecare in July 2009, and Sharecare.com was launched in October 2010. The Company continued to provide services to Sharecare through December 31, 2011, at which time its agreement with Sharecare expired. The Company does not expect to provide any further significant development services to Sharecare. Remark Media maintains the licensed rights to use the web publishing and social media platform it built for Sharecare for its own businesses outside of the healthcare industry.

In 2010, Remark Media launched Curiosity Online for Discovery Communications (http://curiosity.com), and provided website development services for the site through November 2011 under the Company’s Content and Platform Services segment.

Proposed Merger with Banks.com, Inc.

On February 26, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Remark Florida, Inc., a Florida corporation and its wholly owned subsidiary (the “Merger Sub”), and Banks.com, Inc., a Florida corporation (“Banks.com”), providing for the merger of Banks.com with Merger Sub. Subject to the terms and conditions of the Merger Agreement, which has been unanimously approved by the Boards of Directors of the respective parties, the Merger Sub will be merged with and into Banks.com (the “Merger”), with Banks.com surviving the Merger as a wholly owned subsidiary of Remark Media.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, all outstanding shares of Banks.com’s common stock and a warrant to purchase 2,083,333 shares of Banks.com’s common stock will be automatically converted into the right to receive shares of Remark Media’s common stock. In addition, a convertible promissory note will be cancelled, exchanged for and converted into a new promissory note that is not convertible. Finally, Banks.com’s Series C Preferred Stock and the accrued and unpaid dividends thereon will be automatically converted into the right to receive shares of Remark Media’s common stock and cash in the aggregate amount of Three Hundred Thousand Dollars ($300,000.00). The maximum aggregate number of Remark Media shares of common stock issuable as a result of the Merger shall be 702,784, representing approximately 11% of the Remark Media’s shares issued and outstanding as of March 22, 2012, subject to adjustment based on Banks.com’s net working capital as of the closing of the Merger. Each share of Remark Media common stock outstanding immediately prior to the effective time will remain outstanding and will not be affected by the Merger.

The consummation of the Merger is subject to certain conditions which may be waived by Remark Media, Banks.com or both parties, depending upon the condition. The conditions include: the approval of the Merger Agreement by Banks.com’s shareholders; Banks.com’s net working capital (as of the last calendar day of the month end preceding the closing or, if closing occurs on the last calendar day of the month, on the closing date and estimated three business days prior to the closing of the Merger) shall not be less than negative $570,000; if any of Banks.com’s shareholders indicate that they will assert appraisal rights, such shareholders own less than 5% of all of Banks.com’s issued and outstanding common stock; the absence of any injunction or order of any court, arbitrator, mediator, tribunal, administrative agency, or other governmental authority that prohibits, restrains, or makes illegal the completion of the Merger; the receipt of all regulatory consents required to complete the Merger and the expiration of all waiting periods required by law; and the effectiveness of Remark’s registration statement on Form S-4 registering the shares of our common stock to be issued to Banks.com’s shareholders in the Merger.

The Merger Agreement contains customary representations and warranties for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for each of the parties to use reasonable best efforts to cause the transactions to be consummated. The Merger Agreement also contains covenants requiring Banks.com to call and hold a shareholder meeting and recommend adoption of the Merger Agreement, subject to applicable fiduciary duties. The Merger Agreement also requires Banks.com to, among other things, conduct its business in all material respects in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger. Banks.com is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to a “fiduciary duty” exception in certain circumstances.

Should the Merger Agreement be terminated, neither party will be required to pay the other party a termination fee or reimburse the other party for its expenses.

In connection with the Merger Agreement, holders of a majority of the voting rights of Banks.com’s capital stock, including the common stock and Series C Preferred Stock, voting together as a single class, have entered into Stockholders’ Support Agreements pursuant to which they agree to vote their shares of Banks.com in favor of the Merger at the special meeting of Banks.com’s shareholders. The Stockholders’ Support Agreements will terminate on the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the effective time of the Merger.

In connection with the Merger Agreement and as a condition to the closing of the Merger, Daniel O’Donnell, the Chief Executive Officer of Banks.com will enter into an employment agreement with Remark Media. All of the shares of Banks.com’s Series C Preferred Stock are held by Mr. O’Donnell and his affiliates, as is the aforementioned warrant to purchase 2,083,333 shares of Banks.com’s common stock and the convertible promissory note.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2012, and is incorporated herein by reference.

THE OFFERING

This prospectus relates to the sale by certain of our stockholders of our common stock owned by such stockholders as well as shares of common stock issuable upon the exercise of the Warrants.
Common stock covered by this prospectus:	1,176,721 shares
Common stock outstanding immediately prior to this offering:	6,367,072 shares as of the date of this Prospectus
Common stock outstanding after this offering (assuming full exercise of the Warrants):	6,603,266 shares (1)
Use of proceeds:

We will not receive any of the proceeds from the sale or other disposition of the shares of common stock covered hereby. However, to the extent that the Warrants are exercised for cash, we will receive proceeds from any exercise of the Warrants up to an aggregate of $1,608,481. We intend to use any proceeds received from the exercise of the Warrants for working capital and other general corporate purposes.

NASDAQ Capital Market symbol:	MARK
Risk factors:

The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 4 of this prospectus.

(1)
Warrants to acquire a total of 236,194 shares of our common stock were issued to the selling stockholders. However, one selling stockholder elected not to register the resale of 4,250 of such shares. Therefore, the number of such shares issuable upon the exercise of warrants being registered for resale hereunder is 231,944.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully the risk factors described below, together with the other information contained in this prospectus, including the consolidated financial statements and notes thereto, before deciding to invest in our common stock. We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. If any of the following risks occur, our business, financial condition and results of operations and the value of our common stock could be materially and adversely affected. The following highlights some of the factors that have affected, and/or in the future could affect, our operations.

Risks Relating To Our Services & Brands

We continue to evolve our business strategy and develop new brands and services, and prospects are difficult to evaluate.

We are in varying development stages of our business, so our prospects must be considered in light of the many risks, uncertainties, expenses, delays, and difficulties frequently encountered by companies in their early stages of development. Additionally, we have limited operating history of our owned websites in the United States market. Some of the risks and difficulties we expect to encounter include our ability to:
•	manage and implement new business strategies;
•	successfully commercialize and monetize our assets;
•	successfully attract advertisers for our owned and operated websites, and clients for our content and platform services;
•	continue to raise additional working capital;
•	manage our expense structure as a U.S. public company including, without limitation, compliance with the Sarbanes Oxley and Dodd Frank Acts;
•	manage the anticipated rise in operating expenses;
•	establish and take advantage of contacts and strategic relationships;
•	adapt to our potential diversification into other content verticals and service offerings;
•	manage and adapt to rapidly changing and expanding operations;
•	implement and improve operational, financial and management systems and processes;
•	respond effectively to competitive developments;
•	attract, retain and motivate qualified personnel; and
•	manage each of the other risks set forth in this report.

Because of our lack of operating history in the United States and the early stage of development of our business, we cannot be certain that our business strategy will be successful or that it will successfully address these risks. Any failure by us to successfully implement our new business plans could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we do not effectively manage our growth, our operating performance will suffer and our financial condition could be adversely affected.

Substantial future growth will be required in order for us to realize our business objectives. To the extent we are capable of achieving this growth, it will place significant demands on our managerial, operational and financial resources. Additionally, this growth will require us to make significant expenditures, establish, train and manage a larger work force, and allocate valuable management resources. We must manage any such growth through appropriate systems and controls in each of these areas. If we do not manage the growth of our business effectively, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

The expansion of our Brands segments into new category verticals subjects us to additional business, legal, financial and competitive risks.

A key component of our business strategy is to grow our network of owned and operated websites to cover a variety of category verticals to address consumer interests and needs. In doing so we will encounter a number of risks, including increased capital requirements, growth in our workforce, new competitors and development of new strategic relationships. We cannot ensure that our strategy will result in increased revenue or operating profit. Furthermore, growth into new areas may require changes to our cost structure, modifications to our infrastructure and exposure to new regulatory and legal risks, any of which may require expertise in areas in which we have little or no experience. If we cannot generate revenue as a result of our expansion into new areas that are greater than the cost of such expansion, our operating results could be negatively impacted.

We have and will continue to generate revenue from advertising, and the reduction in spending by or loss of advertisers could seriously harm our business.

As we expand our Brands business, we will become increasingly reliant on online advertising. To date, we have had limited experience in selling online advertising. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to be competitive and provide value to our advertisers, they may stop placing ads with us, which would negatively impact our revenues and business. Economic conditions, especially those associated with an emerging market or an industry where our Brands business has a focus such as banking and finance, could have a direct impact on advertising spend which would impact our revenue. We cannot predict the timing, strength or duration of economic issues or a subsequent economic recovery generally or in the online advertising market. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Any decreases in or delays in advertising spending due to general economic conditions could reduce our revenues or negatively impact our ability to grow our revenues.

If we are unable to attract and retain visitors to our web business in a cost-effective manner, our business, financial condition and results of operations will be adversely affected.

Our primary strategy for attracting and retaining users to our websites is to provide content and community-focused digital experiences. The success of these efforts depends, in part, upon our ability to create and distribute high-quality content as well as innovate and evolve our content and social media technology platforms at scale in a cost-effective manner. Failure to do so could adversely affect user experiences and reduce traffic to our owned and operated websites, which would adversely affect our business, financial condition, results of operations and cash flows. Additionally, our strategy could be flawed and might not result in the ability to attract and retain users in a cost-effective manner. A second strategy we utilize to attract traffic is the search engine optimization, (“SEO”), of our websites and the content published on them. SEO involves architecting websites with the objective of ranking well in unpaid search engine results. Our ability to successfully manage SEO efforts across our owned and operated websites is dependent on our timely and effective modification of SEO practices implemented in response to periodic changes in search engine algorithms and methodologies and changes in search query trends and our ability to offer websites and content responsive to ever-changing consumer interests and trends. Our failure to successfully manage our SEO strategy could result in a substantial decrease in traffic to our owned and operated websites, or an inability to attract traffic to new websites that we launch which would adversely affect our business, financial condition, results of operations and cash flows.

Even if we succeed in attracting traffic to our owned and operated websites, we may not be successful in monetizing the traffic. Additionally, the costs of attracting and retaining users to our websites may exceed our ability to generate revenues from such activities which would have an adverse effect on our business, financial condition, results of operations and cash flows.

Our services agreements with Sharecare and Discovery, which provided the vast majority of our 2011 revenue, expired at the end of 2011.

During 2011, we provided website development, design and management services to Sharecare and Discovery under services agreements which provided approximately 73% and 24%, respectively, of our revenues for 2011. These agreements expired in December 2011, and we do not expect to extend the terms or enter into new services agreements with either customer. As Sharecare has developed its operations and grown, it has made the strategic decision to transition these website development, design and management services in-house. In addition, the website services provided to Discovery were fully transitioned in 2011. The expiration of the two agreements has caused us to lose the majority of our sources of revenue, which will hurt our business, financial condition, results of operations and cash flows if the lost revenues are not replaced with other sources of revenue. Subsequent to December 31, 2011, we will have no service-related revenues generated in our U.S. operations unless we enter into new services agreements with new customers.

As a creator and a distributor of digital content, we face potential liability for legal claims based on the nature and content of the materials that we create or distribute, or that are accessible via our owned and operated websites.

As a creator and distributor of original content and third-party provided content, we face potential liability for legal claims, including defamation, negligence, unlawful practice of a licensed profession, copyright or trademark infringement or other legal theories based on the nature, creation or distribution of this information, and under various laws, including the Lanham Act, the Digital Millennium Copyright Act and the Copyright Act. We may also be exposed to similar liability in connection with content that is posted to our owned and operated websites by users and other third parties through comments, profile pages, discussion forums and other social media features. In addition, it is also possible that visitors to our owned and operated websites could make claims against us for losses incurred in reliance upon information provided on our owned and operated websites. Any of these claims could result in significant costs to investigate and defend, regardless of the merit of the claims. If we are not successful in our defense, we may be forced to pay substantial damages. While we run our content through a rigorous quality control process, there is no guarantee that we will avoid future liability and potential expenses for legal claims, which could affect our business, financial condition, results of operations and cash flows.

Our Content and Platform Services business may not prove to be profitable.

We intend to offer content and platform services to a broad portfolio of customers, but we have newly developed sales and marketing resources and may not be successful in obtaining those customers. Because Sharecare and Discovery Communications, the customers generating virtually all of our Content and Platform services revenue through the end of 2011, are related parties, the pricing and other terms that were included in the agreements with those customers may not be indicative of the terms we can successfully obtain in arms-length transactions with other customers. Additionally, we will be subject to competition with companies with greater resources. Due to these factors, we may be unable to achieve profitability in this new line of business.

We face intense competition, which could have an adverse effect on our business, financial condition and results of operations.

The online publishing and content and platform development services markets are highly competitive. We encounter significant competition across our business lines and in each market in which we offer our products and services.

In the online publishing market, we expect that our competitors include:

•	United States: traditional Internet companies like Yahoo! and AOL, and web portals that focus on specific category verticals such as Demand Media, WebMD and About.com;
•	China: national Internet portals such as Baidu, Shanda Interactive Entertainment, Sina, sohu.com and tom.com; and
•	Brazil: national websites such as Terra.

In the content and platform services markets we are subject to competition from other website service providers. Website service providers vary in their offerings and the market is highly competitive due to low barriers to entry and a large number of competitors. With respect to our social media technology platforms, we compete with companies such as Disqus and Jive Software.

Many of our competitors have more experience, resources and website visitors than us. In the online publishing and content and platform services markets, many of our competitors have been providing similar services for an extended period of time, and have developed established brands, reputations, offerings, and client bases.

We may not succeed in marketing and monetizing our assets to potential customers or developing strategic partnerships for the distribution of our products and services.

Our plans to market and monetize our assets in the United States are still relatively new, and we have limited experience in owning and operating websites in the United States. We may not be successful in establishing a customer base of our owned and operated websites or strategic partnerships for our services. If we are not successful in developing, releasing and/or marketing these owned and operated websites and services on a profitable basis, our results of operations would be materially and adversely affected. Moreover, we may not have the resources available to simultaneously continue development of operations in China and Brazil. Accordingly, there may be a delay in developing such operations or we might decide not to pursue these markets, which could affect our business, financial condition, results of operations and cash flows.

Our sublicensed content is subject to the terms and conditions of agreements between HowStuffWorks and third parties.
Under the terms of our contribution agreements, HowStuffWorks transferred and contributed to us all rights, but only those rights, that belong to and are held by HowStuffWorks pursuant to third party licenses. Some of those licenses, including those with Publications International, Ltd., contain restrictions on the use of content and termination provisions for breaches of the license agreements. Accordingly, a breach of any third party license by HowStuffWorks may cause us to lose our license with such third party, which could have a material adverse effect on the implementation of our business plan, value of our content offering, financial condition, results of our operations and cash flows.

Risks Relating To Our Company

We have a history of operating losses and if we do not reach profitability, we may not be able to fund and operate our businesses.

Although Remark Media was founded in 2006, our business strategy is still evolving, and we have a limited operating history. We are in varying development stages of our businesses, including content and platform services, online publishing and international and domestic digital markets, with a limited operating history upon which investors and others can evaluate our current business and prospects. We have had operating losses in each year of our operations. If we are not able to reach profitability, we may not be able to fund our operations in the future.

Because of our limited operating history and the ongoing development of our business, we will have limited insight into trends and conditions that may exist or emerge and affect our business, especially with respect to the content and platform services and online publishing market. Our content and platform service agreements with Sharecare and Discovery Communications, which represented approximately 97% of our revenues for 2011, expired in December 2011. The Content and Platform Services business will have no revenues unless we enter into new services agreements with new customers. We cannot be certain that our business strategy will be successful or that it will successfully address these risks. Any failure by us to successfully implement our new business plans could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Acquisitions, business combinations and other transactions present integration risk and may have negative consequences for our business and our stockholders.

We plan to continuously monitor certain strategic acquisition opportunities. On February 26, 2012, we entered into an agreement and plan of merger with Banks.com, Inc., pursuant to which Banks.com would become a wholly owned subsidiary of Remark Media. The process of integrating acquired businesses into our existing operations may result in unforeseen difficulties and liabilities and may require a disproportionate amount of resources and management attention. Difficulties that we encounter in integrating the operations of acquired businesses could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, we may not realize any of the anticipated benefits of an acquisition and integration costs may exceed anticipated amounts. We may enter into joint ventures, strategic alliances or similar arrangements with third parties. These transactions result in changes in the nature and scope of our operations and changes in our financial condition. Financing for these transactions may come from cash on hand, proceeds from the issuance of additional common stock or proceeds from debt financing.

The issuance of additional equity or debt securities could:

•	cause substantial dilution of the percentage ownership of our stockholders at the time of the issuance;
•	cause substantial dilution of our earnings per share;
•	subject us to the risks associated with increased leverage and additional interest costs;
•	subject us to restrictive covenants that could limit our flexibility in conducting future business activities; and
•	adversely affect the prevailing market price for our outstanding securities.

Our investment in Sharecare’s equity securities involves a substantial degree of risk.

Sharecare is a recently-formed company with limited history of operations. Its prospects must be considered in light of the many risks, uncertainties, expenses, delays and difficulties encountered by companies in their early stages of development. Moreover, Sharecare operates in the highly competitive internet industry and might not achieve profitability or consumer acceptance in the near term, if ever. Our investment in Sharecare’s equity securities is illiquid and might fail to appreciate and might decline in value or become worthless. It is unlikely our Sharecare equity securities will pay current dividends, and our ability to realize a return on our investment, as well as to recover our investment, will be dependent on the success of Sharecare.

Even if Sharecare is successful, our ability to realize the value of our investment might be limited. Because it is a private company, there is no public market for Sharecare’s securities, and the Sharecare securities are subject to restrictions on resale that might prevent us from selling these securities during periods in which it would be advantageous to do so. As a result, we might have to wait for a liquidity event, such as a public offering or the sale of Sharecare, to realize the value of our investment, if any. A liquidity event is not expected in the near term.

We account for our investment in Sharecare under the equity method of accounting and we record our proportionate share of Sharecare’s net income or loss. It is likely that Sharecare will need to raise additional capital, or make additional acquisitions, and our equity position in Sharecare may be diluted if Sharecare issues additional equity, options, or warrants. If Sharecare makes a capital call of its existing equity holders, our position may be diluted if we choose not to contribute additional capital. We continually evaluate the facts and circumstances related to our investment in Sharecare to assess the need for change in accounting method. In November 2010, we acquired an option to purchase 13,089 shares in Sharecare. The option expired on July 30, 2011. Our interest ownership in Sharecare was 15.8% at December 31, 2011.

We may not have sufficient liquidity to support the ongoing development and growth of our businesses.

The Company is in the process of developing and launching new content vertical websites as well as a website services business. We currently operate at a loss and with a substantial negative cash flow from operations. While we believe that our cash resources on hand at the time of this filing including the proceeds from our recent financing transactions, are sufficient to fund the launch and early growth of these businesses for a period of at least 12 months, our cash resources are not necessarily sufficient to fund these businesses for an extended period beyond that unless revenues increase significantly or we find additional sources of capital, neither of which can be assured. Additionally, the development of new content vertical websites may require additional sources of capital for the Company. Our management and directors continue to evaluate our progress and likelihood of success in each of our markets, and our ability to raise additional capital, against the relative value of our resources and other opportunities. Accordingly, we implemented cost saving measures in 2011 related to our Atlanta, Brazil and China operations in order to focus our limited resources in building our new content verticals, and we might decide to implement further cost savings measures or suspend our activities in one or more of our markets. We may also need to raise additional funds for our business or the development of new initiatives, which may be dilutive to our stockholders.

We may need to raise additional funds in the future to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. If required, we may attempt to raise such additional funds through public or private debt or equity financing, strategic relationships or other arrangements similar to the revolving credit agreement entered into in March 2011 and which expired on March 3, 2012. In addition, there can be no assurance that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our stockholders. For further details regarding our liquidity, refer to our “Liquidity and Capital Resources” section of the “Management’s Discussion and Analysis” included in our most recent Annual Report on Form 10-K.

If we do not scale and adapt our business to technological needs of increased traffic and technological changes, it could cause inefficiencies or disruptions on our websites and loss of users, contributors, and advertisers.

As our business grows, our technological and network infrastructure must keep in-line with our traffic and advertiser needs. Future demand is difficult to forecast and we may not be adequately able to handle large increases unless we spend substantial amounts to augment our ability to handle increased traffic. Additionally, the implementation of increased network capacity contains some execution risks and may lead to ineffectiveness or inefficiency. This could lead to a diminished experience for our consumers and advertisers and damage our reputation and relationship with them, leading to lower marketability and negative effects on our operating results. Moreover, the pace of innovative change in network technology is fast and if we do not keep up, we may lag behind competitors. The costs of upgrading and improving technology could be substantial and negatively affect our business, financial condition, results of operations and cash flows.
We are vulnerable to failures of third party network and technology providers who may fail to provide adequate services in the future. This could cause technical problems or failure of our websites or traffic which could inhibit our revenues or damage our reputation and relationships with users, advertisers, and content providers.

We rely on many third party businesses for technological, network, and expert services. Our ability to operate successfully depends on the successful operation of these third party businesses, which carry their own risks. If one of our third party vendors fails to deliver expected services, our websites and business could suffer operating problems or temporary failures. If there is a problem or failure with our websites, it could hurt our ability to advertise and damage our reputation with consumers and advertisers.

We utilize third party services to host our websites. If one of these third parties experiences a failure, it could cause the failure of our websites, which may cause material adverse effects to our business. Additionally, a termination of our hosting agreements or failure to renew on favorable terms could affect our business. Shifting hosting services could require management focus and time and potentially disrupt operations of our websites.

In addition, as operators of content websites reliant on user traffic to sell advertising, our users must have adequate and functioning internet access. Technical problems with internet access providers such as cable, DSL satellite or mobile companies may inhibit user access to our websites and slow traffic. Such events as power outages caused by blackouts, brown outs, storm outages or other power issues could also cause loss of user access to our websites.

Our network operations may be vulnerable to hacking, viruses and other disruptions, which may make our products and services less attractive and reliable.

User traffic to our owned and operated websites could decline if any well publicized compromise of our security occurs. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our owned and operated websites against hackers. If our security measures are breached as a result of third party action, employee error or otherwise, we could incur liability and our reputation would be damaged, which could lead to the loss of current and potential customers. If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Because techniques used by outsiders to obtain unauthorized network access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We cannot ensure that any measures we may take will be effective. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability, as well as materially damage our reputation and decrease our user traffic.

We are subject to many government laws and regulations which could subject us to claims if we do not comply with such laws and regulations which could affect our reputation, business and financial position.

We are subject to a variety of laws and regulations regarding our business both within the United States, and in foreign territories in which we operate. Laws and regulations of particular importance to our business relate to: privacy, information security, intellectual property and other copyright, freedom of expression, domain registration, content distribution, and advertising. In particular, as a content company we may not be particularly protected from the Digital Millennium Copyright Act for infringing content posted on our website if we are not fully in compliance with the statutory requirements of this act.

Our failure to comply with these regulations may result in claims against us or other liabilities. Such liabilities could be substantial and adversely affect our operations, reputation and financial condition. We may incur substantial legal expenses and management resources may be required to defend against such claims, even if meritless.

We are exposed to unique risks from operations in Emerging Market countries, including Brazil and China which could affect our operations in these countries.

Our international operations expose us to a wide variety of risks including increased credit risks, customs duties, import quotas and other trade restrictions, potentially greater inflationary pressures, and the risk of failure or material interruption of wireless systems and services. Changes may occur in foreign trade and investment laws in the territories and countries where we will operate. United States laws and regulations relating to investment and trade in foreign countries could also change to our detriment. Any of these factors could adversely affect our revenues and profits.

We are subject to risk of political instability and trade sanctions within China. China has traditionally been a closed market with strict political controls. As China shifts to a market economy, growing economic and social freedoms may conflict with the more restrictive political and governmental policies. In addition, democratic countries throughout the world have, from time to time, attempted to use economic and other sanctions to achieve political or social change in other countries. Each of these factors could result in economic sanctions, economic instability, the disruption of trading and war within China and the Asia Pacific Rim, any of which could result in our inability to conduct business operations in China.

In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in economic policy. The Brazilian government’s actions to control inflation and affect other policies have included high interest rates, wage and price controls, currency devaluations, capital controls and limits on exports, among other actions. Our business, financial condition, results of operations, cash flows, prospects and the market price of our securities may be adversely affected by changes in Brazilian government policies, as well as general economic factors, including:

•	currency fluctuations;
•	exchange controls and restrictions on remittances abroad, such as those that were briefly imposed on such remittances (including dividends) in 1989 and in the beginning of 1990;
•	inflation;
•	price instability;
•	energy policy;
•	interest rate increases;
•	liquidity of domestic capital and lending markets;
•	changes in tax policy; and
•	other political, domestic, social and economic developments in or affecting Brazil.

Also, the President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses operating in Brazil. We have no control over, and cannot predict what policies or actions the Brazilian government may take in the future.

Further risks relating to international operations include, but are not restricted to, unexpected changes in legal and regulatory requirements, changes in tariffs, exchange rates and other barriers, political and economic instability, possible effects of war and acts of terrorism, difficulties in accounts receivable collections, difficulties in managing distributors or representatives, difficulties in staffing and managing international operations, difficulties in protecting our intellectual property overseas, seasonality of sales and potentially adverse tax consequences. Any of these factors could adversely affect our revenues and profits. Additional risks include, but are not limited to the following:

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We may not succeed in marketing and monetizing our international assets to potential customers or developing strategic partnerships for the distribution of our websites and services. Our plans to market and monetize our assets in the Chinese and Brazilian online markets through the Internet are still relatively unproven.

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The state of the Internet infrastructure in Emerging Markets may limit our growth in these countries. The Internet infrastructures in Emerging Market countries, including China and Brazil, are not well developed and are subject to regulatory control and, in the case of China, ownership by the Chinese government. The cost of Internet access is high relative to the average income in Emerging Market countries. Failure to further develop these infrastructures could limit our ability to grow. Alternatively, as these infrastructures improve and Internet use increases, we may not be able to scale our systems proportionately. Our reliance on these infrastructures makes us vulnerable to disruptions or failures in service, without sufficient access to alternative networks and services. Such disruptions or failures could reduce our user satisfaction.

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We may be sensitive to a slowdown in economic growth or other adverse changes in the China and Brazil economies. This is particularly true in light of current financial and economic uncertainties. In response to adverse economic developments, companies have reduced spending on marketing and advertising. As a result, a slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China or Brazil may materially reduce the demand for our services and materially and adversely affect our business.

•	Our Emerging Market operations subject us to other regulatory risks including unpredictable governmental regulation in China and Brazil.
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Although Remark Media is incorporated in the State of Delaware, we have operations located in Brazil and the PRC. As a result, it may be difficult for investors to enforce outside the United States any actions brought against us or our officers and directors in the United States, including actions predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Brazil and the PRC, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state of the United States.

Additional specific risks related to conducting business in China could affect our business operations in that country.

The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in a number of respects, including:

•	structure;
•	level of government involvement;
•	level of development;
•	level of capital reinvestment;
•	growth rate;
•	control of foreign exchange; and
•	methods of allocating resources.

Since 1949, China has been primarily a planned economy subject to a system of macroeconomic management. Although the Chinese government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have emphasized decentralization, autonomous enterprises and the utilization of market mechanisms. We cannot predict what affects the economic reform and macroeconomic measures adopted by the Chinese government may have on our business or results of operations. Specific risks which could affect our business in China include:

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Regulation and censorship of information collection and distribution in China may adversely affect our business. China has enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party has been given the responsibility to censor news published in China to ensure, supervise and control a particular political ideology. Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local Internet service provider to block any website maintained outside China at its sole discretion. If the PRC government were to take action to limit or eliminate the distribution of information through our portals or to limit or regulate current or future applications available to users of our portals, our business would be adversely affected.

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PRC laws and regulations related to the PRC Internet sector are unclear and will likely change in the near future. If we are found to be in violation of current or future PRC laws or regulations, we could be subject to severe penalties.

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The PRC regulates its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the PRC Internet sector and the existence and enforcement of content restrictions on the Internet. There are substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. If we are found to be in violation of any existing or future PRC laws or regulations, the relevant

PRC authorities would have broad discretion in dealing with such violation, including, without limitation, the following:
o	levying fines;
o	confiscating our income;
o	revoking our business licenses;
o	pursuing criminal sanctions against our business and personnel;
o	shutting down our servers and/or blocking our websites;
o	requiring us to restructure our ownership structure or operations; and
o	requiring us to discontinue any portion or all of our Internet business based in China.
•	A 2006 regulation establishes more complex procedures in the PRC for acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions.
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The online advertising markets in China and Brazil are still developing and present risk to our revenues to be generated from our online publishing business. We do not expect our online publishing businesses in China and Brazil to derive significant revenue from online advertisements in the near term. The online advertising markets in China and Brazil are still developing, and future growth and expansion of these markets is uncertain. In February and September 2011, we implemented certain cost-saving measures in our Brazil and China operations, respectively, to bring costs in line with expected revenues while searching for strategic media partners in both countries and consideration of other strategic alternatives. These measures have also had an impact on our trend of revenues in both countries which would impact our financial condition, results or operations and cash flows generated in these countries.

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Potential additional Chinese regulation could affect our business in China. The Ministry of Information Industry, the Chinese governmental agency that regulates the Internet in China, promulgated a directive effective January 31, 2008, providing that online videos can only be broadcast or streamed by state-owned or controlled companies. Subsequently, the Ministry of Information Industry acted to provide exceptions for certain non-state-owned or controlled companies. While it is possible that our Chinese website would not be permitted to display online videos, which could have a material effect on the content provided on such website, it is not yet clear what, if any, effect this regulation has upon our business in China.

•	New political and economic policies of the PRC government could affect our business.
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The PRC legal system embodies uncertainties which could limit the legal protections available to us. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. We are subject to laws and regulations applicable to foreign investment in mainland China. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors.

Any of these actions could have an adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to risks arising from some of our revenue being denominated in currencies other than the U.S. dollar. Restrictions on currency exchange may limit our ability to utilize our revenues effectively. Fluctuations in currency exchange rates may cause our foreign revenues to be unpredictable and fluctuate quarterly and annually.

Some of our revenues and operating expenses may be denominated in Chinese Renminbi. Currently, we may purchase foreign exchange for settlement of “current account transactions” without the approval of the SAFE. We may also retain foreign exchange in our current account (subject to a ceiling approved by the SAFE) to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future.

Additionally, some of our revenues and operating expenses may be denominated in Brazilian Reais. Brazilian law allows the Brazilian government to impose restrictions on the conversion of the Real into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. The government may impose such restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The likelihood that the Brazilian government would impose such restrictions again depends on the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy toward the International Monetary Fund and other factors.

Since a portion of our revenues may be denominated in Renminbi, existing and future restrictions on the exchange of Renminbi to other currencies may limit our ability to use revenue generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Similarly, in the event that a significant amount of our revenues are denominated in Reais, any future restrictions on the exchange of Reais for other currencies or the remittance to foreign investors of proceeds from their investments in Brazil may limit our ability to use revenue generated in Reais to fund our business activities outside Brazil, or expenditures denominated in foreign currencies.

Currency fluctuations, devaluations and exchange restrictions may adversely affect our liquidity and results of operations. In some countries, local currencies are not readily converted into Euros or U.S. dollars (or other “hard currencies”) or are only converted at government controlled rates, and, in some countries, the transfer of hard currencies offshore has been restricted from time to time. Very limited hedging transactions are available in China to reduce its exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure, if at all. Our revenues as expressed in our U.S. dollar financial statements will decline in value if Renminbi or Reais depreciate relative to the U.S. dollar to the extent we have revenues in China or Brazil. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars or by Brazilian exchange control regulations that restrict our ability to convert Reais into U.S. dollars.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it is possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet related industries are uncertain and still evolving. In particular, the laws of the PRC and Brazil are uncertain or do not protect intellectual property rights to the same extent as do the laws of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Future litigation could result in substantial costs and diversion of resources.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.

We cannot be certain that our brands and services will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may in the future be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and may incur licensing fees or be forced to develop alternatives. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business.

If we are not able to attract and retain key management, we may not successfully integrate the contributed assets into our historical business or achieve our other business objectives.

We will depend upon our senior management for our business success. The loss of the service of any of the key members of our senior management may significantly delay or prevent the integration of the contributed assets and other business objectives. Our ability to attract and retain qualified personnel, consultants and advisors will be critical to our success. We may not be able to attract and retain these individuals, and our failure to do so would adversely affect our business.

We may have additional tax liabilities if tax positions we have taken in prior years are challenged.

Although the company has not been a substantial tax payer to date, we and our subsidiaries are subject to taxes in the United States and various foreign jurisdictions. We believe that our tax returns appropriately reflected our tax liability when those tax returns were filed. However, applicable tax authorities may challenge our tax positions. Any successful challenge to one or more of our prior tax positions could result in a material tax liability to us or to one or more of our subsidiaries, including INTAC, for one or more prior years.

We could incur asset impairment charges for intangible assets or other long-lived assets.

We have intangible assets and other long-lived assets, therefore future lower than anticipated financial performance or changes in estimates and assumptions, which in many cases require significant judgment, could result in impairment charges. We test intangible assets that are determined to have an indefinite life for impairment during the fourth quarter of each fiscal year, and assess whether factors or indicators, such as unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, become apparent that would require an interim test. Adverse changes in the operating environment and related key assumptions used to determine the fair value of our indefinite lived intangible assets or declines in the value of our common stock may result in future impairment charges for a portion or all of these assets. In September 2011, we recorded an impairment charge of $0.38 million resulting from our analysis of a triggering event tied to the strategic reductions in investment in our China operations to better align expenses to the revenues being generated at this time. If any of the assumptions used in the analysis change in the future, an impairment charge for a portion or all of the assets may be required. In addition, in December 2010, we recorded an impairment charge of $0.5 million, primarily because of changes in our assumptions as to the time and cost required to obtain licenses to operate in China similar to the ones we currently hold. An additional impairment charge could have a material adverse effect on our business, financial position and results of operations, but would not be expected to have an impact on our cash flows or liquidity. The fair value of the license to operate in China was $0.1 million at December 31, 2011.

Our internal control over financial reporting and our disclosure controls and procedures may not prevent all possible errors that could occur.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be satisfied. Internal control over financial reporting and disclosure controls and procedures are designed to give a reasonable assurance that they are effective to achieve their objectives. We cannot provide absolute assurance that all of our possible future control issues will be detected. These inherent limitations include the possibility that judgments in our decision making can be faulty, and that isolated breakdowns can occur because of simple human error or mistake. The design of our system of controls is based in part upon assumptions about the likelihood of future events, and there can be no assurance that any design will succeed absolutely in achieving our stated goals under all potential future or unforeseeable conditions. Because of the inherent limitations in a cost effective control system, misstatements due to error could occur and not be detected.

In our quarterly report on Form 10-Q for the period ended September 30, 2011, we disclosed that the former Chief Executive Officer (“CEO”) and former Chief Financial Officer (“CFO”) concluded that during the third quarter 2011 we did not maintain effective controls over the accounting for a nonmonetary change of interest ownership gain related to equity method investments. This control deficiency resulted in the restatement of our condensed consolidated financial statements originally reported in our Quarterly Report on Form 10-Q for the period ended June 30, 2011. Accordingly, the CEO and CFO at the time of filing determined that this control deficiency constitutes a material weakness as of September 30, 2011.

Our current CEO and management have taken appropriate measures to remediate the material weakness noted above. These enhanced control procedures over unusual investee transactions and related process improvements, have remediated this material weakness. The Company updated its accounting policies to require recognition of a non-cash change in interest gain or loss upon the issuance of equity in exchange for nonmonetary assets for equity-method investments in the period the equity issuance occurs. If the fair value of nonmonetary assets or the equity issued is not determined at the time of the transaction, the Company will record an estimate to reflect the gain or loss resulting from the change in interest ownership. In addition, the Company updated its procedures to require having periodic communications with its equity-method investees for review of the investees’ financial results and inquiring on key events or unusual transactions and ensuring the financial statements are prepared in accordance with GAAP.

We are not required to have our independent auditors attest to the effectiveness of our internal controls over our financial reporting.

The Sarbanes-Oxley Act of 2002 requires public companies to have and maintain effective internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements, and have management review the effectiveness of those controls on an annual basis. We are required to comply with these requirements, but as a “smaller reporting company,” as defined by SEC rules, we are not required to have our independent auditors attest to the effectiveness of our internal controls over our financial reporting. As a result, we may not have comparable procedures in place as compared to other larger public companies.

Our operations are vulnerable to natural disasters and other events.

While we believe we have adequate backup systems in place, we could still experience system failures and electrical outages from time to time in the future, which could disrupt our operations. All of our servers and routers are currently hosted in a single location which poses site redundancy risk. Although our site is a Tier 4 data center, which is composed of multiple active power and cooling distribution paths, has redundant components, is fault tolerant, and provides 99.995% availability, we do not have a documented disaster recovery plan in the event of damage from fire, flood, typhoon, earthquake, power loss, telecommunications failure, break in or similar events. If any of the foregoing occurs, we may experience a temporary system shutdown. If there is significant disruption or damage to the data center hosting our web servers, our ability to provide access to our websites would be interrupted. We do not carry any business interruption insurance. Although we carry property insurance, our coverage may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation that may occur.

Risks Relating To Our Common Stock

There is a risk that an active and robust market for our common stock may not be available.

Our common stock is currently listed on the NASDAQ Capital Market, a robust exchange with substantial liquidity. It is not guaranteed that an active and robust market will exist for our common stock. However, if the NASDAQ Capital Market changes its listing requirements or ceases to operate in its current manner, there is no guarantee that we will be able to list on another exchange. This could severely limit the market liquidity of our stock and could adversely affect its price.

Moreover, the market for our common stock will be subject to general market economic conditions. Internet stocks in particular have exhibited extreme price fluctuations and volume volatility. In the event of adverse economic shifts in the Internet and Media stock sectors or the stock market in general, there is a risk that trading liquidity in our stock may not be available.

The market price of our stock is likely to be volatile and various factors could negatively affect the market price or market for our common stock.

The market for and price of our common stock could be affected by the following factors:

•	general market and economic conditions;
•	our common stock has been thinly traded; and
•	minimal third party research is available regarding our company.

Additionally, the terms of the Discovery Merger provided that payment to HowStuffWorks stockholders for a significant portion of HowStuffWorks’ ownership of our common stock would not be paid at the October 2007 closing of the transaction and instead are payable to HowStuffWorks’ former stockholders in three semi-annual installments. The installments were planned to begin in October 2008; however, payment had not occurred as of December 31, 2011. Such payments will be in the form of cash or shares of Remark Media stock now held by HowStuffWorks. Accordingly, the amount of shares of our common stock Discovery owns in the future may fall due to a combination of reasons. All of our rights to publish HowStuffWorks content will remain effective regardless of the number of shares HowStuffWorks owns in the future. If Discovery and HowStuffWorks’ former stockholders’ representative elect to distribute shares of our common stock to former HowStuffWorks stockholders, a significant number of shares may be sold by such stockholders relative to the daily market trading volumes for our common stock. These factors could also affect our common stock, and depress the market price for our common stock or limit the market for resale of our common stock. The market price of our common stock has been volatile, particularly in the recent stock market turmoil, and is also based on other factors outside of our control.

The concentration of our stock ownership may limit individual stockholder ability to influence corporate matters.

HowStuffWorks, a subsidiary of Discovery, beneficially owns a significant percentage of our outstanding common stock and is a party of a stockholders’ agreement. The stockholders’ agreement entitles HowStuffWorks to designate nominees to our Board of Directors. As a result, Discovery may have the ability to influence our management and affairs and determine the outcome of matters submitted to stockholders for approval, including the election and removal of directors, amendments to the charter, approval of equity-based employee compensation plans and any merger, consolidation or sale of all or substantially all of our assets. The interests of Discovery and its affiliates may materially conflict with the interests of other stockholders. For as long as they exert a significant influence over our business affairs, they will have the ability to cause us to take actions that may be adverse to the interests of other stockholders or inconsistent with other stockholders’ investment objectives.

Two of our stockholders also have substantial Sharecare investments, and potential conflicts of interests could harm us.

Jeff Arnold, a member of the Board of Directors until June 2010 and former Chief of Global Digital Strategy for Discovery, the parent company of HowStuffWorks, together with Discovery beneficially own approximately 42% of our common stock at December 31, 2011. Both Mr. Arnold and Discovery own significant interests in Sharecare. Mr. Arnold and a representative of Discovery serve on the Board of Directors of Sharecare, and Mr. Arnold is also Chairman and Chief Executive Officer of Sharecare. As a result, Mr. Arnold and Discovery have the ability to significantly influence and manage the affairs of both Remark Media and Sharecare and determine the outcome of matters submitted for approval to stockholders of each company. If Remark Media and Sharecare’s interests diverge, there is a risk that Mr. Arnold or Discovery will favor actions by Sharecare that are adverse to Remark Media.

The concentration of our stock ownership, as well as our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, stockholders agreement and Delaware law contain provisions that may make our acquisition more difficult without the approval of our board of directors, which could discourage, delay or prevent a transaction involving our change of control.

As of December 31, 2011, Discovery owned approximately 42% of our outstanding shares of common stock through its HowStuffWorks subsidiary. As a result, it will be difficult for our other stockholders to approve a takeover of us without the cooperation of Discovery.

Furthermore, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain anti-takeover provisions, including but not limited to the following provisions:

•	only our Board of Directors may call special meetings of our stockholders;
•	our stockholders may take action only at a meeting of our stockholders and not by written consent;
•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
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SEC Rule 14a-8 requires that we receive notice of stockholder proposals at least 120 days prior to the date of our proxy statement for the previous year’s annual meeting or we do not have to include them in our proxy materials; and

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for stockholder proposals not requested to be included in our proxy materials under Rule 14a-8, we require advance notice of not less than 60 nor more than 90 days prior to a meeting for the proposal to be introduced and considered.

In addition, the stockholders agreement gives HowStuffWorks the right to designate nominees to our Board of Directors.
These anti-takeover defenses could discourage, delay or prevent a transaction involving a change of control of us. These provisions could also discourage proxy contests and make it more difficult for individual investors and other stockholders to cause us to take other corporate actions individual investors and other stockholders desire.

Section 203 of the Delaware General Corporation Law may also delay, defer or prevent a change in control that our stockholders might consider to be in their best interest. We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control of us that our stockholders consider to be in their best interest.

Resales of our common stock and additional obligations to issue our common stock may cause the market price of our stock to fall.

As of March 22, 2012, there were approximately As of March 22, 2012, there were approximately 6,367,072 shares of our common stock outstanding, and options and warrants to purchase another approximately 1,483,537 shares outstanding. At March 22, 2012, we also had reserved an additional 143,936 shares for future issuance under our equity compensation plans. Resale of outstanding shares, including the shares offered for resale in this prospectus, or the issuance of new shares could depress the market price for our common stock.

If we fail to meet all listing requirements, we might not be able to remain listed on The NASDAQ Stock Market.

In September 2009, we received a notice from The NASDAQ Stock Market indicating that we no longer complied with the continued listing requirement that our shares of common stock maintain a minimum closing bid price of $1.00. In response, we conducted a reverse stock split and regained compliance with continued listing standards. In March 2010, the Company received a notice from The NASDAQ Stock Market indicating that we were not in compliance with the continued listing requirement that the publicly held shares of the Company, which is calculated by subtracting all shares held by officers, directors or beneficial owners of 10% or more from the total shares outstanding, maintain a minimum market value of $5,000,000. In July 2010, the Company received a notice from The NASDAQ Stock Market indicating that it had regained compliance with this rule. In April 2011, Remark Media received notification from the NASDAQ Stock Market indicating that the Company no longer complied with the requirements for continued listing on the NASDAQ Global Market because the Company’s stockholders’ equity has fallen below $10 million as reported on our Annual Report on Form 10-K for the year ended December 31, 2010. The Company’s stockholders’ equity as of December 31, 2010 was $8,775,882. The Company was allowed until May 19, 2011, to submit a plan to NASDAQ to regain compliance. Rather than submit a plan, we elected to move our listing to the NASDAQ Capital Market. We are currently in compliance with the standards of the NASDAQ Capital Market. However, there can be no assurance that we will be able to continue to satisfy the requirements to maintain a continued listing on The NASDAQ Capital Market.

FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement or the documents incorporated by reference in this Registration Statement constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Remark Media to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those set forth under the caption “Risk Factors.” The words “believe,” “expect,” “anticipate,” “intend,” “continue,” “goal,” “demonstrate,” “likely,” “seek,” “estimate,” “would,” “could,” “should” and “plan” and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which speak only as of the date of the statement was made. Except as required by law, Remark Media undertakes no obligation to update any forward-looking statement.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirely by these cautionary statements.
USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of the shares covered by this prospectus. In the event that all of the Warrants are exercised for cash, we will receive gross proceeds of $1,608,481. We expect to use the proceeds received from the exercise of the Warrants, if any, for general working capital purposes.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock that were issued in a private placement on February 29, 2012, and that are issuable upon the exercise of Warrants that were issued in the private placement.

On February 27, 2012, we entered into a Purchase Agreement with the selling stockholders for the sale of an aggregate of 944,777 shares of our common stock at $4.50 per share and warrants to purchase an aggregate of 236,194 shares of common stock at $6.81 per share (the “Offering”) The Offering was completed on February 29, 2012. At Closing, we also entered into a Registration Rights Agreement with the selling stockholders whereby the Company agreed to file this registration statement (the “Registration”) with the Securities and Exchange Commission (the “SEC”) within 30 days of closing for the resale of the stockholders’ common stock sold in the offering and the common stock underlying the Warrants. We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

Up to 1,176,721 shares of our common stock are covered by this prospectus. The selling stockholders may, from time to time, sell or otherwise dispose of any or all of the shares of our common stock being registered.

The table below sets forth the name of each selling stockholder and the number of shares of our common stock held by each selling stockholder that are covered by this prospectus as of March 22, 2012. To our knowledge, none of the selling stockholders has, or within the past three years has had, any material relationships with us. The information presented regarding the selling stockholders is based, in part, upon information provided to us by the selling stockholders.

We do not know when or in what amounts the selling stockholders may sell or otherwise dispose of the shares covered hereby. We currently have no other agreements, arrangements or understandings with the selling stockholders regarding the sale by the selling stockholders of any of the shares covered by this prospectus.

The following table has been prepared assuming that the selling stockholders sell all of the shares covered by this prospectus. We cannot advise you as to whether the selling stockholders will in fact sell or otherwise dispose of any or all of their shares of our common stock. In addition, information about the selling stockholders may change over time. The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares since the date on which the information in the table is presented. Any changed or new information given to us by the selling security holders will be set forth in supplements to this prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary.
Beneficial ownership is determined in accordance with the rules of the U. S. Securities and Exchange Commission (the “SEC”) and generally includes voting or investment power over securities. To our knowledge, unless otherwise indicated, all persons named in the table below have sole voting and investment power with respect to their shares of common stock. Percentage of beneficial ownership is based on 6,367,072 shares of common stock outstanding as of March 22, 2012.
	Shares of Common Stock Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold	Shares of Common Stock Beneficially Owned After Offering	Percentage Ownership After Offering
Special Situations Technology Fund II, L.P. (1)(2)	355,556	444,445	0	0
Special Situations Private Equity Fund, L.P. (1)(3)	166,666	208,333	0	0
Special Situations Technology Fund, L.P. (1)(4)	66,666	83,332	0	0
Cowen Overseas Investment LP (5)	88,889	111,111	0	0
Capital Ventures International (6)	61,111	76,389	0	0
Steven Gersten (7)	55,556	69,445	0	0
JEB Partners, L.P. (8)	55,555	69,444	0	0

Steve Epstein (9)	44,445	55,556	0	0
Plough Penny Partners LP (10)	22,222	27,777	0	0
Cobrador Multi Strategy Partners, LP (110)	17,000	17,000	4,250	*
Iroquois Master Fund Ltd. (12)	11,111	13,889	0	0

*	Less than one (1) percent.

(1)
SST Advisers, L.L.C., or SSTA, is the general partner of the Special Situations Technology Fund, L.P., or SSTFI, and Special Situations Technology Fund II, L.P., or SSTFII. MG Advisers, L.L.C., or MG, is the general partner of the Special Situations Private Equity Fund, L.P., or SSPEF. AWM Investment Company, or AWM, is the investment adviser to SSTFI, SSTFII and SSPEF. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, SSTA and MG, and are principally responsible for the selection, acquisition, voting and disposition of the portfolio securities by each investment adviser on behalf of its fund. Both Messrs. Marxe and Greenhouse share voting and dispositive power with respect to shares held by these selling stockholders.

(2)
Such 355,556 shares of common stock excludes 88,889 shares of common stock issuable upon exercise of a warrant held by SSTFII because such warrant is not exercisable until the six month anniversary of the issuance thereof and contains a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 9.999% of the then outstanding common stock.

(3)
Such 166,666 shares of common stock excludes 41,667 shares of common stock issuable upon exercise of a warrant held by SSPE because such warrant is not exercisable until the six month anniversary of the issuance thereof and contains a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 9.999% of the then outstanding common stock.

(4)
Such 66,666 shares of common stock excludes 16,666 shares of common stock issuable upon exercise of a warrant held by SSTFI because such warrant is not exercisable until the six month anniversary of the issuance thereof and contains a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 9.999% of the then outstanding common stock.

(5)
Ramius Advisors, LLC (“Ramius Advisors”) is the general partner of Cowen Overseas Investment LP (“COIL”) and consequently has voting control and investment discretion over securities held by COIL. Ramius LLC (“Ramius”) is the managing member of Ramius Advisors. Cowen Group, Inc. (“Cowen”), which is a publicly-traded company, is the managing member of Ramius. Each of Ramius and Cowen disclaims beneficial ownership of these securities.

Such 88,889 shares of common stock excludes 22,222 shares of common stock issuable upon exercise of a warrant held by COI because such warrant is not exercisable until the six month anniversary of the issuance thereof.

(6)
Heights Capital Management, Inc., the authorized agent of Capital Ventures International ("CVI"), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

Such 61,111 shares of common stock excludes 15,278 shares of common stock issuable upon exercise of a warrant held by CVI because such warrant is not exercisable until the six month anniversary of the issuance thereof and contains a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.999% of the then outstanding common stock.

(7)	Steven Gersten has voting control and investment discretion over securities held by him.

Such 55,556 shares of common stock excludes 13,889 shares of common stock issuable upon exercise of a warrant held by Mr. Gersten because such warrant is not exercisable until the six month anniversary of the issuance thereof .

(8)
Manchester Management. LLC (“MM”) is the general partner of JEB Partners, L.P. (“JEB”). MM has voting control and investment discretion over securities held by JEB. James E. Besser, the Managing Member of MM, has voting control over MM. As a result, Mr. Besser may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by JEB.

Such 55,555 shares of common stock excludes 13,889 shares of common stock issuable upon exercise of a warrant held by JEB because such warrant is not exercisable until the six month anniversary of the issuance thereof.

(9)	Steven Epstein has voting control and investment discretion over securities held by him.

Such 44,445 shares of common stock excludes 11,111 shares of common stock issuable upon exercise of a warrant held by Mr. Epstein because such warrant is not exercisable until the six month anniversary of the issuance thereof and contains a blocker provision under which the holder thereof does not have the right to exercise such warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.999% of the then outstanding common stock.
(10)
Judson Traphagen is the general partner of Plough Penny Partners LP (“PPP”). Mr. Traphagen has voting control and investment discretion over securities held by PPP. As a result, Mr. Traphagen may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by PPP.

Such 22,222 shares of common stock excludes 5,555 shares of common stock issuable upon exercise of a warrant held by PPP because such warrant is not exercisable until the six month anniversary of the issuance thereof.

(11)
Cobrador Capital Management (“CCM”) is the general partner of Cobrador Multi Strategy Partners, LP (“CMSP”). CCM has voting control and investment discretion over securities held by CMSP. David E. Graber, the Managing Principal of CCM, has voting control over CCM. As a result, Mr. Graber may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by CMSP.

CMSP holds a warrant to purchase 4,250 shares of common stock which is not exercisable until the six month anniversary of the issuance thereof. The shares of common stock issuable upon the exercise of such warrant are not being registered for resale pursuant to this prospectus.

(12)
Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd (“IMF”). Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF. As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by IMF. Notwithstanding the foregoing, Mr. Silverman and Mr. Abbe disclaim such beneficial ownership.

Such 11,111 shares of common stock excludes 2,778 shares of common stock issuable upon exercise of a warrant held by IMF because such warrant is not exercisable until the six month anniversary of the issuance thereof.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 20,000,000 shares of common stock. As of March 22, 2012, there were 6,367,072 shares of common stock outstanding.

Each share of common stock is entitled to one vote on all matters to be voted on by stockholders. There are no cumulative voting rights in the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share in all assets remaining, if any, which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Transfer Agent

The transfer agent and registrar for the common stock is Computershare LLC.

Anti-Takeover Provisions

Our certificate of incorporation authorizes the Board of Directors to issue up to 1,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our Board of Directors, without further action by stockholders, and may include, among other things, voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. Although there are currently no shares of preferred stock outstanding, future holders of preferred stock may have rights superior to our common stock and such rights could also be used to restrict our ability to merge with, or sell our assets to a third party.

We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a “business combination” with a 15% or greater securityholder” for a period of three years from the date such person acquired that status unless appropriate board or securityholder approvals are obtained.

These provisions could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market price. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Greenberg Traurig, LLP of Atlanta, Georgia and for any underwriters, dealers or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements as of December 31, 2011 and for the year ended December 31, 2011 incorporated in this Form S-3 by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of Cherry, Bekaert & Holland, L.L.P., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2010 and for the year ended December 31, 2010 incorporated in this Form S-3 by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and we file reports and other information with the SEC.

You may read and copy any of the reports, statements, or other information we file with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. Our SEC File Number for documents we filed under the Securities Exchange Act of 1934 is 001-09341.

Our web site address is www.remarkmedia.com. We have included our website address in this document as an inactive textual reference only, and the information contained in, or that can be accessed through, our website does not constitute part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus constitutes a part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and our securities we refer you to the registration statement and the accompanying exhibits and schedules. The registration statement may be inspected at the Public Reference Room maintained by the SEC at the address set forth in the first paragraph of this section. Statements contained in this prospectus regarding the contents of any contract or any other document filed as an exhibit are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference.

We are incorporating by reference certain documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. Any information that we reference this way is considered part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) after the date of the initial registration statement and prior to effectiveness of the registration statement and (ii) between the date of this prospectus and the date of the closing of the offering, other than information furnished pursuant to Item 2.02 or 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of any Current Report on Form 8-K, unless expressly stated otherwise in such Current Report on Form 8-K, or any Audit Committee Report included in any proxy statement filed by us pursuant to Section 14 of the Securities Exchange Act of 1934. You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.
This prospectus incorporates by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 22, 2012.
•
Our Current Reports on Form 8-K filed with the SEC on January 5, 2012, February 21, 2012, February 28, 2012 (as amended by Form 8-K/A filed on February 28, 2012), February 28, 2012 (as amended by Form 8-K/A filed on February 28, 2012) and March 8, 2012.

•	The description of our common stock contained or incorporated by reference in our registration statement on Form 8-A, filed with the SEC on October 3, 2007.

Any statement contained herein or incorporated by reference in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request and we will provide a copy of these filings to you at no cost, by writing or telephoning us at Remark Media, Inc., Six Concourse Parkway, Suite 1500, Atlanta, GA 30328, telephone number (770) 821-6670. Attention: Bradley T. Zimmer.

1,176,721 shares of Common Stock

Remark Media, Inc.

Prospectus

March 30, 2012